UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              LUMISYS INCORPORATED
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                      (CUSIP Number)

                                                             Joyce P. Haag, Esq.
   Deborah McLean Quinn, Esq.                                    Secretary
      Nixon Peabody LLP                                    Eastman Kodak Company
   Clinton Square Suite 1300                                343 State Street
 Rochester, New York  14604                            Rochester, New York 14650
    elephone: 716-263-1307                               Telephone: 716-274-4368
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

                                DECEMBER 26, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 55027494                                                   Page 2 of 8

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                 1. Names of Reporting Persons. I.R.S. Identification Nos. of
                    above persons (entities only).

                    Eastman Kodak Company
                    16-0417150

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                2.  Check the Appropriate Box if a Member of a Group
                    (See Instructions)

                    (a)

                    (b)                             X

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                3.  SEC Use Only

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                4.  Source of Funds (See Instructions)
                    WC

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                5.  Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)

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                               6.  Citizenship or Place of Organization
                                   State of New Jersey

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                               7.  Sole Voting Power
Number of                          9,275,089 shares of Common Stock
Shares
Beneficially -------------------------------------------------------------------
Owned by
Each                           8.  Shared Voting Power
Reporting                          0
Person With
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                               9. Sole Dispositive Power
                                  9,275,089 shares of Common Stock

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                             10.  Shared Dispositive Power
                                  0

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              11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                    9,275,089 shares of Common Stock shares of Common Stock

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              12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)

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CUSIP No. 55027494                                                  Page 3 of 8


              13.   Percent of Class Represented by Amount in Row (11)
                    100%

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             14.    Type of Reporting Person (See Instructions)
                    CO

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         This Schedule relates to shares of the Common Stock, par value $.001 per share ("Common Stock") of Lumisys Incorporated (the "Issuer" or "Lumisys"). The Issuer's principal executive office is located at 225 Humboldt Court, Sunnyvale, California 94089.

CUSIP No. 55027494                                                   Page 4 of 8

ITEM 2.  IDENTITY AND BACKGROUND.

         This amendment is being filed by Eastman Kodak Company ("Kodak") in connection with Schedule 13D filed by it with respect to the execution and deliver of the Agreement and Plan of Merger (the "Merger Agreement") dated November 9, 2000, with respect to the acquisition of Lumisys Incorporated. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

         Pursuant to the Merger Agreement, the merger of Merger Subsidiary with and into Lumisys (the "Merger") was consummated December 26, 2000. As a result of the Merger, Kodak is the sole record and beneficial shareholder of Lumisys Common Stock.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Merger Agreement, consideration for the Merger was $4.05 per share for each share of Lumisys Common Stock, or approximately $39,000,000.00 in the aggregate. Such consideration was paid by Kodak to a paying agent for distribution to holders of record of Lumisys common stock as of the record date. Kodak derived such funds from general working capital, no part of which was represented by funds or other consideration borrowed or obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As a result of consummation of the Merger, Kodak is the sole beneficial owner of 9,275,089 shares of Lumisys Common Stock, constituting 100% of the shares of the Common Stock of Lumisys. Kodak has sole power to vote and dispose of 9,275,089 shares and shared power to vote or dispose of no shares.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 2000                                   Eastman Kodak Company

                                                        By:/s/ Joyce P. Haag
                                                        ------------------------
                                                        Joyce P. Haag, Secretary